Mail Stop 6010

      October 27, 2005

Via Facsimile and U.S. Mail

Mr. Barry Hall
President and Chief Financial Officer
Trestle Holdings, Inc.
199 Technology Dirve, #105
Irvine, CA   92618


	Re:	Trestle Holdings, Inc.
		Form 10-KSB for the year ended December 31, 2004
Filed March 30, 2005
Form 10-QSB as of June 30, 2005
		File No. 0-23000


Dear Mr. Hall:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-QSB as of June 30, 2005

Note 1. Significant Accounting Policies

Current Operations and Background

1. We note that you acquired InterScope Technologies on March 11, 2005. We further note that InterScope Technologies reported a net loss of $1.8 million for the year ended December 31, 2004. It appears that this acquisition is a significant acquisition as defined in Item 310(c) of Regulation S-B. Please provide us with your calculations of the significance of the acquisition under Item 310(c)(2) of Regulation S-B. Please file an amendment to your Form
8-K dated March 16, 2005 to include the audited financial statements and unaudited pro forma financial statements for the appropriate number of periods as specified in Item 310(c)(3) of Regulation S-B.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding this comment. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

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Mr. Barry Hall
Trestle Holdings, Inc.
October 27, 2005
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